UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

EXPLANATORY NOTE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

EXPLANATORY NOTE

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Draft Letter of Offer

On October 17, 2017, the Company filed the (i) Draft Letter of Offer, (ii) Tender Form for equity shareholders holding equity shares in dematerialised form (“Tender Form - Dematerialised”), (iii) Tender Form for equity shareholders holding equity shares in physical form (“Tender Form - Physical”) and (iv) Securities Transfer Form relating to the Company’s buyback of its equity shares with the Securities and Exchange Board of India for its review and approval. The Draft Letter of Offer is attached hereto as Exhibit 99.1, the Tender Form - Dematerialised is attached hereto as Exhibit 99.2, the Tender Form - Physical is attached hereto as Exhibit 99.3 and the Securities Transfer Form is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: October 17, 2017	Inderpreet Sawhney
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Draft Letter of Offer

99.2	Tender Form - Dematerialised

99.3	Tender Form - Physical

99.4	Securities Transfer Form